SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                                      And

                                  Schedule 13D
                                (Amendment No. 8)

         Pursuant to Section 13D of the Securities Exchange Act of 1934

                          KLLM TRANSPORT SERVICES, INC.
                       (Name of Subject Company (Issuer))

                                  ROBERT E. LOW
                              LOW ACQUISITION, INC.
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
             (Including Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                    482498102
                      (CUSIP Number of Class of Securities)

                                  ROBERT E. LOW
                               2740 NORTH MAYFAIR
                           SPRINGFIELD, MISSOURI 65803
                            TELEPHONE: (800) 848-4560
                            FACSIMILE: (417) 521-6864
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

                             ROBERT H. WEXLER, ESQ.
                         GALLOP, JOHNSON & NEUMAN, L.C.
                                101 SOUTH HANLEY
                            ST. LOUIS, MISSOURI 63105
                            TELEPHONE: (314) 862-1200
                            FACSIMILE: (314) 862-1219


                            CALCULATION OF FILING FEE
              ===================================================

             Transaction Valuation*             Amount of Filing Fee
             ----------------------             --------------------
                   $32,253,966                           $6451
              ====================================================

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of common stock, par value $1.00 per share, of KLLM Transport Services, Inc. (the "Common Stock"), a Delaware corporation (the "Company"), including the related preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") at a per Share price of $7.75 in cash, without interest. Based on the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1999, there were (i) 4,101,468 Shares issued and outstanding (as of March 24,
2000), (including the 539,600 Shares owned by the Filing Persons); (ii) 9,334 Shares subscribed for by the Company's employees under the Company's employee stock option plan; and (iii) 51,000 Shares issuable under the Company's incentive stock option plan which are currently exercisable. Based on the foregoing, the transaction value is equal to the product of 4,161,802 Shares and $7.75 per share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $6451          Filing Party:   Robert E. Low;
                                                           Low Acquisition, Inc.

Form or Registration No.:   Schedule TO    Date Filed:     April 12, 2000

[  ]     Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer:

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]  third-party  tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule 13e-3.

         [X] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP NO. 482498102                    13D

--------------------------------------------------------------------------------

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

         Robert E. Low

--------------------------------------------------------------------------------

2.       Check  the  Appropriate  Box  if a  Member  of a  Group

         (a)  |X|  (See Instructions)

         (b)  |_|

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)

         PF and OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) |_|

 -------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

         United States Citizen
--------------------------------------------------------------------------------

Number of          7.   Sole Voting Power
Beneficially
Owned by                539,600
Each           -----------------------------------------------------------------
Reporting
Person With        8.   Shared Voting Power

               -----------------------------------------------------------------

                   9.   Sole Dispositive Power

                        539,600
               -----------------------------------------------------------------

                  10.   Shared Dispositive Power

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         539,600
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         |_| (See Instructions)

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount In Row (11)

         13.17%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 482498102                    13D

--------------------------------------------------------------------------------

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

         Richard D. Hoedl*

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a)   |X| (See Instructions)

         (b)   |_|

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)

         PF and OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

         United States Citizen

--------------------------------------------------------------------------------
Number of          7.   Sole Voting Power
Shares
Beneficially            4,150
Owned by
Each           -----------------------------------------------------------------
Reporting
Person With        8.   Shared Voting Power

               -----------------------------------------------------------------

                   9.   Sole Dispositive Power

                        4,150

               -----------------------------------------------------------------
                  10.   Shared Dispositive Power

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         4,150
--------------------------------------------------------------------------------

12.      Check if the Aggregate  Amount in Row (11) Excludes  Certain Shares

         |_| (See Instructions)

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount In Row (11)

         0.10%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 482498102                    13D

--------------------------------------------------------------------------------

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

         C. Stephan Wutke*

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a)   |X|    (See Instructions)

         (b)   |_|

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)

         PF and OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

         United States Citizen

--------------------------------------------------------------------------------

Number of          7.   Sole Voting Power
Shares
Beneficially            1,000
Owned by
Each            ----------------------------------------------------------------
Reporting
Person With        8.   Shared Voting Power

                ----------------------------------------------------------------

                   9.   Sole Dispositive Power

                        1,000
                ----------------------------------------------------------------

                  10.   Shared Dispositive Power

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,000

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_| (See Instructions)

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount In Row (11)

         0.02%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------


* Messrs. Hoedl and Wutke have agreed to serve as directors of the Subject Company in connection with Mr. Low's Consent Solicitation which, if successful, would, among other things, remove the entire current Board of Directors of the Subject Company and replace these directors with Mr. Low's nominees. Although no formal agreements among the Reporting Persons exist, there is an understanding that the Reporting Persons would act in concert in voting their shares of the common stock of the Subject Company in favor of those actions proposed by Mr. Low as set forth in the Consent Solicitation previously filed with the Securities and Exchange Commission. There currently exist no agreements, arrangements or understandings among the Reporting Persons, other than as above-mentioned, and all actions taken or decisions made by the Reporting Persons as directors of the Subject Company would be subject to, among other things, their fiduciary duties and obligations under Delaware law.

                                   SCHEDULE TO


         On April 12, 2000, Low Acquisition, Inc., a Delaware corporation (the "Purchaser") wholly-owned by Robert E. Low, an individual currently residing in Springfield, Missouri ("Parent"), filed a Tender Offer Statement on Schedule TO in which the Purchaser commenced an offer to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of KLLM Transport Services, Inc., a Delaware corporation (the "Company"), and the associated preferred stock purchase rights of the Company (the "Rights" and, together with the Common Stock, the "Shares"), which are not owned by Parent or his affiliates at a price per share of $7.75 per Share, net to the seller in cash. The Offer to Purchase, dated April 12, 2000 (the "Offer to Purchase") and the related Letter of Transmittal together, as previously, hereby or hereafter amended or supplemented, constitute the Offer. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B).

         This Amendment constitutes Amendment No. 2 to the Schedule TO to supplement and amend the previously filed Schedule TO, as heretofore amended, filed by Purchaser and Parent, and Amendment No. 8 to the Schedule 13D of Parent, Richard D. Hoedl and C. Stephan Wutke to supplement and amend the previously filed Schedule 13D, as heretofore amended. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

         The information set forth in the Offer to Purchase in the Summary Term Sheet is hereby amended by deleting the answer corresponding to the question, "If Our Board Does Not Approve Your Offer, Will That Have Any Effect on Your Ability to Complete Your Offer?" and replacing it with the following:

                  "A. We would be unable to complete our offer if it is not ultimately approved by the KLLM Board even if holders of a large majority of the outstanding KLLM stock tendered their shares. The reason for this is the effect such lack of approval would have on the associated stock purchase rights and, unless at least 85% of the outstanding shares were tendered, on our ability to effect the contemplated merger of Low Acquisition into KLLM. See Section 11. On April 28, 2000, we agreed to participate in a bidding process established by the Special Committee of the KLLM Board, which, we expect, will result in the sale of KLLM to the highest bidder. If our bid is accepted by the Special Committee, we expect that the KLLM Board will approve our offer and will take all other steps necessary to allow us to complete our offer to you and to effect the proposed merger."

         The information set forth in the Offer to Purchase in the Summary Term Sheet is hereby amended by adding the following question and answer after the answer described above:

                  "Q. WHAT IS THE BIDDING PROCESS AND WHO IS EXPECTED TO SUBMIT A BID?

                  A. On April 25, 2000, we received a letter from counsel to the Special Committee of the KLLM Board in which we were informed that the Special Committee is of the belief that the sale of KLLM is inevitable. In the letter, the Special Committee indicated that it had established certain guidelines with respect to the bidding process and asked that other bidders and we follow with the bidding process involving the potential sale of KLLM. Key aspects of the process include:

                  o furnishing to the Committee a form of written agreement that we would be willing to sign providing for the acquisition of all of the outstanding capital stock of KLLM no later than the close of business on May 5, 2000;

                  o including in the agreement our highest and best financial offer, expressed on a per-share basis, that we are willing to pay for all the outstanding capital stock of KLLM; and

                  o providing in the agreement our express understanding that KLLM shall have the continued right, even after the agreement is accepted by the Special Committee, to continue discussions with other persons who have made or expressed an interest in making an offer that the Special Committee believe is likely to result in a superior proposal.

                  We believe that the only other potential bidder at this time is a group headed by Jack Liles, the President and Chief Executive Officer of KLLM. A copy of the April 25, 2000 letter can be found in
         Section 10."

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         The information set forth in the Offer to Purchase in Section 9 ("Certain Information Concerning Purchaser and Parent ") is hereby amended and supplemented by deleting the phrase "which is wholly owned by" in the second sentence of the first paragraph and replacing it with the phrase "of which all the outstanding capital stock is beneficially owned by".

ITEM 4. TERMS OF TRANSACTION.

         On May 1, 2000, the Offer was extended through 12:00 midnight, New York City time, on May 30, 2000. Accordingly, the term "Expiration Date" means 12:00 midnight, New York City time, on Tuesday, May 30, 2000, unless and until Purchaser shall, in its sole discretion, have extended the period for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by Purchaser shall expire. On May 1, 2000, Purchaser issued a press release announcing the extension of the Offer as described above, a copy of which is filed as Exhibit (a)(1)(K) hereto and is incorporated herein by reference.

         The information set forth in the Offer to Purchase in the section entitled "Introduction" is hereby amended and supplemented by deleting the fourth paragraph and replacing it with the following:

                  "Consent  Solicitation.   On  April  12,  2000,  Parent  filed
         preliminary consent statement and related solicitation materials (the "Consent Solicitation") with the Securities and Exchange Commission (the "SEC"). On April 28, 2000, Parent decided not to pursue his Consent Solicitation in order to accommodate the Bidding Process (as defined below) in which he and Purchaser had agreed to participate. Accordingly, Parent withdrew his filing of the preliminary Consent Solicitation materials. If Parent had not decided to participate in the Bidding Process, a definitive form of the Consent Solicitation materials would have been mailed to stockholders of the Company after completion of review by the staff of the SEC. The Consent Solicitation would have requested stockholders of the Company to, among other things, remove all of the current members of the Board of Directors of the Company (the "Company Board"), establish the size of the Company Board at four members and fill the newly created vacancies on the Company Board with four other persons (including Parent) (the "Nominees"). If the Nominees had been elected, the Nominees would have considered, consistent with their fiduciary duties to the Company and its stockholders under applicable law, whether to redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger) and approve the Offer and the Proposed Merger under Section 203 of the Delaware General Corporation Law (the "DGCL"), which would satisfy the Rights Condition and the Section 203 Condition, and take such other actions as may be required to permit the prompt consummation of the Offer and the Proposed Merger. Parent and Purchaser expected that, subject to their fiduciary duties under applicable law, the Nominees would have redeemed the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger) and approved the Offer and the Proposed Merger under Section 203 of the DGCL, which would have satisfied the Rights Condition and the Section 203 Condition, and taken such other actions as may have been required to permit the prompt consummation of the Offer and the Proposed Merger.

                  Although Parent is not now soliciting consents from the stockholders of the Company, Parent may, in the future, decide to solicit consents of the stockholders of the Company. Any future consent solicitation will be made pursuant to separate consent solicitation materials."

         The information set forth in the Offer to Purchase in the section entitled "Introduction" is hereby amended and supplemented by deleting the sixth paragraph and replacing it with the following:

                  "Bidding Process. The Company has appointed a Special Committee of the Board of Directors of the Company (the "Special Committee") to consider and act with respect to the potential change of control transaction involving the Company. Purchaser and Parent have been informed that the Special Committee has indicated its belief that the sale of the Company is inevitable. As a result, the Special Committee has established certain guidelines that Parent, Purchaser and other bidders have been asked to follow (the "Bidding Process"). As part of the Bidding Process, Purchaser and Parent must:

                  o furnish to the Committee a form of written agreement that Parent and Purchaser would be willing to sign providing for the acquisition of all of the outstanding capital stock of the Company no later than the close of business on May 5, 2000;

                  o include in the agreement Purchaser's highest and best financial offer, expressed on a per-share basis, that Purchaser is willing to pay for all the outstanding capital stock of the Company; and

                  o provide in the agreement the express understanding of Parent and Purchaser that the Company shall have the continued right, after the agreement is accepted by the Special Committee, to continue discussions with other persons who have made or expressed an interest in making an offer that the Special Committee believe is likely to result in a superior proposal.

                  For more information on the Bidding Process, please see the April 25, 2000 letter from counsel to the Special Committee to Parent and Purchaser described in Section 10.

                  Purchaser reserves the right to amend the Offer at any time, including in the event it enters into a merger agreement with the Company or it negotiates a merger agreement with the Company not involving a tender offer pursuant to which Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into cash."

         The information set forth in the Offer to Purchase in Section 1 ("Terms of Offer") is hereby amended and supplemented by deleting the last paragraph of such section and replacing it with the following:

                  "Purchaser has received the Company's stockholder list and has disseminated this Offer to Purchase and the related Letter of Transmittal to record holders of Shares and to brokers, banks and similar persons whose names, or the names of whose nominees, appeared on the stockholder list."

         The information set forth in the Offer to Purchase in Section 13 ("Certain Conditions of the Offer ") is hereby amended and supplemented by adding to the beginning of subparagraph (g), the following phrase:

                  "other than in connection with any offer submitted to the Company in accordance with the Bidding Process,"

         The information set forth in the Offer to Purchase in Section 13 ("Certain Conditions of the Offer ") is hereby amended and supplemented by deleting subparagraph (k)(i) of such section and replacing it with the following:

                  "(k)(i) any material contractual right of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or any material amount of indebtedness of the Company or any of its subsidiaries, joint ventures or partnerships (other than the Company's existing revolving credit facility) shall become accelerated or otherwise become due before its stated due date, in either case, with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Offer or the Proposed merger, or"

         The information set forth in the Offer to Purchase in Section 13 ("Certain Conditions of the Offer") is hereby amended and supplemented by adding an additional sentence to the last paragraph thereof to read as follows:

                  "Moreover, if Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act."

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The  information  set  forth in the Offer to  Purchase  in  Section  10
("Background of the Offer, Contacts with the Company") is hereby amended and supplemented by adding the following paragraph at the end of the Section:

                  "On April 28, 2000, the Special Committee executed the April 27, 2000 letter sent by Purchaser and Parent thereby acknowledging certain agreements between Purchaser, Parent and the Company relating to the Bidding Process. In accordance therewith, Parent withdrew its Consent Solicitation. Please see the subsection "Consent Solicitation" in the Introduction for more information."

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         The information set forth in the Offer to Purchase in Section 11 ("Purpose of the Offer; Plans for the Company; the Proposed Merger") is hereby amended and supplemented by deleting the third paragraph and replacing it with the following:

                  "On  April  12,  2000,   Parent  filed   preliminary   Consent
         Solicitation materials with the SEC. On April 28, 2000, Parent decided not to pursue his Consent Solicitation in order to accommodate the Bidding Process in which he and Purchaser had agreed to participate. Accordingly, Parent withdrew his filing of the preliminary Consent Solicitation materials. If Parent had not decided to participate in the Bidding Process, a definitive form of the Consent Solicitation materials would have been mailed to stockholders of the Company after completion of review by the staff of the SEC. The Consent Solicitation would have requested stockholders of the Company to, among other things, remove the entire Company Board, reduce the size of the Company Board to four members and fill the newly created vacancies on the Company Board with the Nominees. Parent and Purchaser expected that, subject to their fiduciary duties under applicable law, the Nominees would have redeemed the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger) and approved the Offer and the Proposed Merger under Section 203, which would have satisfied the Rights Condition and the Section 203 Condition, and taken such other actions as may be required to permit the prompt consummation of the Offer and the Proposed Merger.

                  Although Parent is not now soliciting consents from the stockholders of the Company, Parent may, in the future, decide to solicit consents of the stockholders of the Company. Any future consent solicitation will be made pursuant to separate consent solicitation materials."

         The information set forth in the Offer to Purchase in Section 11 ("Purpose of the Offer; Plans for the Company; the Proposed Merger") is hereby amended and supplemented by deleting the fifth paragraph and replacing it with the following:

                  "Purchaser and Parent have been informed that the Special Committee has indicated its belief that the sale of the Company is inevitable. As a result, the Special Committee has established the Bidding Process. As part of the Bidding Process, Purchaser and Parent must:

                  o furnish to the Committee a form of written agreement that Parent and Purchaser would be willing to sign providing for the acquisition of all of the outstanding capital stock of the Company no later than the close of business on May 5, 2000;

                  o include in the agreement Purchaser's highest and best financial offer, expressed on a per-share basis, that Purchaser is willing to pay for all the outstanding capital stock of the Company; and

                  o provide in the agreement the express understanding of Parent and Purchaser that the Company shall have the continued right, after the agreement is accepted by the Special Committee, to continue discussions with other persons who have made or expressed an interest in making an offer that the Special Committee believe is likely to result in a superior proposal.

                  For more information on the Bidding Process, please see the April 25, 2000 letter from counsel to the Special Committee to Parent and Purchaser described in Section 10.

                  Purchaser reserves the right to amend the Offer at any time, including in the event it enters into a merger agreement with the Company or it negotiates a merger agreement with the Company not involving a tender offer pursuant to which Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into cash."

         The information set forth in the Offer to Purchase in Section 11 ("Purpose of the Offer; Plans for the Company; the Proposed Merger") is hereby amended and supplemented by deleting the tenth paragraph and replacing it with the following:

                  "Based upon discussions and correspondence with the Special Committee, Purchaser and Parent believe that if Purchaser's Offer is the highest bid submitted in accordance with the Bidding Process, the Company Board will approve the acquisition of Shares pursuant to the Offer and the Proposed Merger for purposes of Section 203."

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The  information  set  forth in the Offer to  Purchase  in  Section  12
("Source and Amount of Funds") is hereby amended and supplemented by deleting the last sentence of the single paragraph constituting said Section 12 and adding a new paragraph, to constitute the second paragraph of said Section 12 to read as follows:

                  "Parent has possession of, or has readily available to him, sufficient funds to close the Offer and Proposed Merger, through a combination of cash and marketable securities on hand and/or a distribution from New Prime, Inc., an affiliate of Mr. Low. New Prime, Inc. has significant internal cash resources and has available to it a revolving credit facility of up to $50 million (the "Credit Facility") which could be utilized by New Prime, Inc. if and to the extent that it did not have sufficient cash on hand at the time such distribution would be required."

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         The information set forth in the Offer to Purchase in Section 16 ("Fees and Expenses") is hereby amended and supplemented by adding the following paragraph to the end of the Section:

                  "The estimated fees and expenses expected to be incurred in connection with the Offer and Proposed Merger are approximately $500,000, consisting of (i) an SEC registration fee of $6,451, (ii) an HSR registration fee of $45,000, (iii) Information Agent fees and expenses of $25,000, (iv) depository fees and expenses of $25,000, (v) printing fees and expenses of $20,000, (vi) legal, accounting and professional fees of $300,000, and (vii) other miscellaneous fees and expenses of $78,549."

ITEM 11. ADDITIONAL INFORMATION.

         The information set forth in the Offer to Purchase in Section 6 ("Price Range of Shares; Dividends") is hereby amended and supplemented by deleting the last line of the high/low sales price table and replacing it with the following:

              "Second Quarter (through April 28, 2000) . . . .   $ 8.38   $6.00"

         The information set forth in the Offer to Purchase in Schedule I is hereby amended and supplemented by deleting the first sentence of the second paragraph and replacing it with the following:

                  "Mr. Low, age 50, is and has been the president and chief executive officer and beneficially owns all of the capital stock of New Prime, Inc., a Nebraska corporation for more than the past five years."


ITEM 12. EXHIBITS.

                    Item  12  is  hereby  amended  and  supplemented   with  the
                    following information:

(a)(1)(K) Press Release issued by Parent, dated May 1, 2000, announcing, among other things, the extension of the Expiration Date from midnight, New York City time on May 9, 2000 to midnight, New York City time on May 30, 2000.

                                    SIGNATURE


         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of May 1, 2000 that the information set forth in this statement is true, complete and correct.



      SCHEDULE TO                             SCHEDULE 13D

      LOW ACQUISITION, INC.


      By: /s/ Robert E. Low                    /s/ Robert E. Low
          -------------------------------      ---------------------------------
      Name:  Robert E. Low                     Robert E. Low
      Title: President

      /s/ Robert E. Low                        /s/ Richard D. Hoedl
      -----------------------------------      ---------------------------------
      Robert E. Low                            Richard D. Hoedl

                                               /s/ C. Stephan Wutke
                                               ---------------------------------
                                               C. Stephan Wutke

                                  EXHIBIT INDEX


 Exhibit            Description
 -------            -----------

(a)(1)(A)*          Offer to Purchase, dated April 12, 2000.

(a)(1)(B)*          Letter of Transmittal.

(a)(1)(C)*          Notice of Guaranteed Delivery.

(a)(1)(D)*          Form   of letter to  clients for  use  by  Brokers, Dealers,
                    Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)* Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)* Press release issued by Parent and Purchaser, dated April 12, 2000, announcing the commencement of the Offer.

(a)(1)(H)*          Summary Advertisement, dated April 12, 2000.

(a)(1)(I)* Confidentiality Agreement entered into by and among Morgan Keegan & Company, Inc., Robert E. Low and Low Acquisition, Inc., effective as of April 26, 2000.

(a)(1)(J)* Press Release issued by Parent, dated April 27, 2000, announcing, among other things, the agreement of Parent and Purchaser to participate in the auction process.

(a)(1)(K) Press Release issued by Parent, dated May 1, 2000, announcing, among other things, the extension of the Expiration Date from midnight, New York City time on May 9, 2000 to midnight, New York City time on May 30, 2000.

---------------------

*     Previously filed.